Life Clips, Inc.
2875 Northeast 191 Street, Suite 500 - #218 Aventura, FL 33180 USA	info@lifeclips.com +1 800-292-8991

August 24, 2022

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Jason Drory, Celeste Murphy

Washington, D.C. 20549

Re:	LIFE CLIPS, INC.
Regulation A Offering Statement on Form 1-A
Post Qualification Amendment No. 3
File No. 024-11514
Filed August 19, 2022

Dear Mr. Drory and Ms. Murphy:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Life Clips, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1A, so that it may be qualified by 4:00 pm., Eastern Time on Friday, August 26, 2022, or as soon thereafter as is practicable.

We understand that the Commission has completed its review and has no further comments.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and
●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel, Jonathan Leinwand (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

LIFE CLIPS INC.

By:	/s/ Robert Grinberg
Robert Grinberg, Director and CEO